AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
AMERICAN PHYSICIANS CAPITAL, INC.
     The following Amended and Restated Articles of Incorporation amend and restate in their entirety the original Articles of Incorporation of American Physicians Capital, Inc. filed July 6, 2000 and all amendments thereto.
ARTICLE I
Name
     The name of the corporation is American Physicians Capital, Inc. (the “Corporation”).
ARTICLE II
Purposes
     The purpose or purposes for which the Corporation is formed is to engage in any activity within the purposes for which corporations may be formed under the Business Corporation Act of Michigan (the “MBCA”).
ARTICLE III
Capital Stock
     The total number of shares of all classes of stock which the Corporation has authority to issue is Sixty Thousand (60,000) shares of Common Stock.
ARTICLE IV
Resident Agent and Registered Office
     The address of the registered office of the Corporation is 601 Abbott Road, East Lansing, Michigan 48823. The name of the resident agent is Corporation Service Company.
ARTICLE V
Compromise, Arrangement or Plan of Reorganization
     When a compromise or arrangement or plan of reorganization of this corporation is proposed between this corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or a creditor or shareholder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement or the reorganization, if sanctioned by the court to which the application was made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on this corporation.
ARTICLE VI
Action Without a Meeting
     Any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action to taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.
     Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3).
ARTICLE VII
Limitation of Director Liability
     To the fullest extent permitted by law, no director of the Corporation shall be liable to the Corporation or its shareholders for money damages for any action taken or any failure to take action as a director. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

2